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Page 1 of 11
Exhibit Index on Page 2

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED].
             For the fiscal year ended:  December 31, 1993

  OR

  [  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Brown Printing Company Profit Sharing Retirement Plan


  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

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REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Plan Benefits as of December 31, 1993 and August 31, 1993

     Statements of Changes in Net Assets Available for Plan Benefits for the Four-Month Period Ended December 31, 1993 and the Year Ended August 31, 1993

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen & Co.                      11



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Brown Printing Company
                              Profit Sharing Retirement Plan

Date: June 28, 1994           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ D. Raymond Riddle
                              Name:  D. Raymond Riddle
                              Title: President and Chief Executive Officer

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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Brown Printing Company
Profit Sharing Retirement Plan:


We have audited the accompanying statements of net assets available for plan benefits of the BROWN PRINTING COMPANY PROFIT SHARING RETIREMENT PLAN as of December 31, 1993 and August 31, 1993 and the related statements of changes in net assets available for plan benefits for the four-month period ended December 31, 1993 and the year ended August 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan amd perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Brown Printing Company Profit Sharing Retirement Plan as of December 31, 1993 and August 31, 1993 and the changes in net assets available for plan benefits for the four-month period ended December 31, 1993 and the year ended August 31, 1993 in conformity with generally accepted accounting principles.



                                          /s/ Arthur Andersen & Co.
                                          ARTHUR ANDERSEN & CO.

Atlanta, Georgia
June 6, 1994

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                             BROWN PRINTING COMPANY

                         PROFIT SHARING RETIREMENT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      DECEMBER 31, 1993 AND AUGUST 31, 1993






                                        December 31, 1993 August 31, 1993


EMPLOYER CONTRIBUTION RECEIVABLE         $    22,510    $    92,510
                                           ---------      ---------

INVESTMENTS, at market value
(Note 1):
  NSI DC Fixed Income Fund                 3,323,295      3,326,462
  NSI Common Stock                           358,711        356,961
  Loans to Participants                      117,277        131,388
                                           ---------      ---------
                                           3,799,283      3,814,811
                                           ---------      ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS   $ 3,821,793    $ 3,907,321
                                           =========      =========






                     The accompanying notes are an integral
                            part of these statements.

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                             BROWN PRINTING COMPANY

                         PROFIT SHARING RETIREMENT PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 1993

                       AND THE YEAR ENDED AUGUST 31, 1993



                                         Four Month
                                        Period Ended       Year Ended
                                      December 31, 1993  August 31, 1993


CONTRIBUTIONS (Note 3)               $          0      $   115,032
                                        ---------        ---------

NET GAIN FROM INVESTMENTS IN:
  NSI DC Fixed Income Fund (Note 1)        90,904          148,025
  NSI Common Stock (Note 1)                 1,750           20,998
  FIF Units (Note 1)                            0           85,105
                                        ---------        ---------

                                           92,654          254,128
                                        ---------        ---------

DIVIDENDS ON COMMON STOCK (Note 1)          3,663           14,419

INTEREST INCOME                             4,000           13,007
                                        ---------        ---------
                                            7,663           27,426
                                        ---------        ---------

AMOUNTS PAID TO PARTICIPANTS             <185,845>        <234,529>
                                        ---------        ---------

(DECREASE) INCREASE IN NET ASSETS
  AVAILABLE FOR PLAN BENEFITS             <85,528>         162,057

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT BEGINNING OF PERIOD       3,907,321        3,745,264
                                        ---------        ---------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS AT END OF PERIOD           $ 3,821,793      $ 3,907,321
                                        =========        =========

                     The accompanying notes are an integral
                           part of these statements.

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                             BROWN PRINTING COMPANY

                         PROFIT SHARING RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                      DECEMBER 31, 1993 AND AUGUST 31, 1993


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
      Basis of Accounting -
        The accounts of the Brown Printing Company (a division of National
          Service Industries, Inc. (NSI)) Profit Sharing Retirement Plan (the "Plan") are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries.

      Investment in NSI Fixed Income Fund -
        A portion of the Plan's assets were commingled in a Fixed Income Fund
          (FIF) together with the assets of pension and profit sharing plans of other NSI divisions. Investments of the FIF were reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. The net gain from investments in FIF units in the accompanying Statements of Changes in Net Assets Available for Plan Benefits reflects interest income on guaranteed investment contracts and master notes. On January 1, 1993, investments of this fund were reinvested in the NSI Defined Contribution Fixed Income Fund.

        Summarized financial information of the FIF for the period September 1, 1992 to December 31, 1992 is presented as follows:

                                                        1992
Net gain from investments in
 FIF units during the period                     $ 1,774,924
                                                   =========

Allocation to NSI plans (based on
 number of units owned):

   Brown Printing Company Profit Sharing
      Retirement Plan                            $    85,105

   All other NSI plans                             1,689,819
                                                   ---------

      Total                                      $ 1,774,924
                                                   =========

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      Investment in NSI Defined Contribution Fixed Income Fund -
        As of January 1, 1993, the Plan's portion of the FIF assets were commingled in a Defined Contribution Fixed Income Fund (DC Fixed Income Fund) together with the assets of certain profit sharing plans of other NSI divisions. Investments of the DC Fixed Income Fund are reflected at market values determined by the custodian from publicly stated price information. These investments are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under the general DC Fixed Income Fund guidelines.

        Summarized financial information of the DC Fixed Income Fund is presented as follows:

                                   September 1, 1993   January 1, 1993
                                            to                 to
                                   December 31, 1993   August 31, 1993

Interest and dividend income       $ 1,464,731        $ 2,507,338
Investment management fees              <6,775>            <5,631>
                                     ---------          ---------
Net gain from investments in the
 DC Fixed Income Fund during
 the period                        $ 1,457,956        $ 2,501,707
                                     =========          =========

Allocation to NSI plans:

 Brown Printing Company Profit
  Sharing Retirement Plan          $    90,904        $   148,025

 All other NSI plans                 1,367,052          2,353,682
                                     ---------          ---------
   Total                           $ 1,457,956        $ 2,501,707
                                     =========          =========


DC FIXED INCOME FUND INVESTMENTS:
                                    December 31, 1993   August 31, 1993

 Guaranteed Investment Contracts     $ 36,541,338      $ 50,929,142
 Master Note                           16,618,541         1,052,739
 Cash                                      22,953             6,141
 Accrued Investment Income                  9,817                 0
                                       ----------        ----------
   Total investments                 $ 53,192,649      $ 51,988,022
                                       ==========        ==========

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Allocation to NSI Plans (based on
 participant balances):
                                 December 31, 1993       August 31, 1993

  Brown Printing Company  Profit
  Sharing Retirement Plan       $ 3,323,295    6.25%   $ 3,326,462   6.40%

  All Other NSI Plans            49,869,354   93.75%    48,661,560  93.60%
                                -----------  ------    ----------- ------
                                $53,192,649  100.00%   $51,988,022 100.00%
                                ===========  ======    =========== ======


      Investment in NSI Common Stock -
          As of December 31, 1993, approximately 9% of the Plan's net assets were invested in common stock of NSI, a party-in-interest. The Plan's investment in NSI common stock was reflected at market value in the accompanying financial statements.

      Tax Status -
        The Plan has received a favorable determination letter from the Internal
          Revenue Service dated September 25, 1985, and is qualified under the Internal Revenue Code (the "Code") as exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1993.

      Net Assets Available for Plan Benefits -
        At August 31, 1993, $126,500 of net assets available for plan benefits were allocated to accounts of participants who have withdrawn from participation in the earnings and operations of the Plan. There were no such amounts allocated at December 31, 1993.

      Loans to Participants -
        The Plan permits loans to participants of up to 50% or 75% of each participant's vested credit, depending on the balance of the vested amount, not to exceed $50,000. Such loans accrue interest of 1% per month on the unpaid loan balance and are payable over five years unless the loan is for the purchase or rehabilitation of a primary residence, in which case the loan is subject to repayment of at least 10% of the original loan balance each year commencing within three years of the date of the loan.

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2. TRUST AGREEMENT:
      Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plans Master Trust (which includes the DC Fixed Income Fund and Common Stock discussed in Note 1). Certain officers of NSI were appointed administrators of the Plan's assets together with the income derived therefrom.

      Prior to September 1, 1993, the assets of the Plan were included in the NSI General Retirement Trust (GRT). Under a trust agreement dated March 1, 1978, certain officers of NSI were appointed trustee of the GRT and were administrators of the Plan's assets and Wachovia Bank of Georgia was the custodian.

3. PLAN DESCRIPTION:
      The following brief description of the Plan is provided for informational purposes only. Participants should refer to the Plan agreement for more complete information.

      The Plan incorporates the required standards under ERISA, as modified from time to time. The Plan is a voluntary, defined contribution plan covering employees of Brown Printing Company (the "Company") with 90 or more days of service. Prior to January 1, 1994,no contributions were required or permitted by participants. Contributions were made by the Company in an amount equal to 10% of annual net income, as defined, of the Company, provided that this amount does not exceed 5% of the compensation of all participants in the Plan on the last day of the Plan year. The plan agreement further provides that the contribution may be increased by any additional discretionary amount determined by the Board of Directors of NSI as long as the total contribution does not exceed 15% of the compensation of participants plus any permissible carryovers allowed as deductions for income tax purposes. All expenses of the Plan were paid by the Company during 1993 and 1992. Vesting of contributions occurs on an increasing scale ranging from 20% after three years of service, as defined, to 100% vesting after seven years of service.

      During December, 1993, the Plan was amended and restated to allow participant directed investments effective January 1, 1994. In addition, the Plan year end was changed from August 31 to December 31. Thus, the accompanying financial statements are for the year ended August 31, 1993 and the four month period in the short plan year ended December 31, 1993. The Plan, as amended and restated, does not permit employer contributions during the short plan year.

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      Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or to terminate the Plan at any time. In the event of termination, each participant shall be entitled to receive any amounts then credited to their account.